SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO.     )1

Winthrop Residential Associates II, A Limited Partnership

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Eggert Dagbjartsson

c/o Equity Resources Group, Incorporated

44 Brattle Street, Cambridge, Massachusetts 02138

(617) 876-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1

NAMES OF REPORTING PERSONS.I.R.S.

IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Equity Resource Arlington Fund Limited Partnership                          I.R.S. # 04-3697023

            Equity Resource Brattle Fund Limited Partnership                              I.R.S. # 04-3280004

            Equity Resource General Fund Limited Partnership                            I.R.S. # 04-3012717

            James Brooks

            Eggert Dagbjartsson

            Mark Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

            Equity Resource Arlington Fund Limited Partnership is a Massachusetts limited partnership.

            Equity Resource Brattle Fund Limited Partnership is a Massachusetts limited partnership.

            Equity Resource General Fund Limited Partnership is a Massachusetts limited partnership.

            James Brooks is a United States citizen.

            Eggert Dagbjartsson is a United States citizen.

            Mark Thompson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                1,202.25 Units are held by Equity Resource Arlington Fund Limited Partnership, a

                Massachusetts limited partnership (the “Arlington Fund”), of which ERI A LLC, a

                Massachusetts limited liability company, is the general partner. Equity Resource

                Investments, LLC, a Massachusetts limited liability company (“ERI LLC”), is the managing member of ERI A LLC. Eggert Dagbjartsson is the manager of ERI LLC.

                Sole voting power with respect to such Units is held by Eggert Dagbjartsson as a reporting person in his capacity as the manager of the managing member of the general partner of the Arlington Fund.

                See Item 2 below for other required information.

  8    SHARED VOTING POWER

                20 Units are held by Equity Resource Brattle Fund Limited Partnership, a

                Massachusetts limited partnership (the “Brattle Fund”), of which Eggert

                Dagbjartsson and James Brooks are the general partners (the “Brattle Fund General

                Partners”). Voting power with respect to such Units is shared by the Brattle Fund

                General Partners as reporting persons in their capacities as general partners of the

                Brattle Fund.

                30 Units are held by Equity Resource General Fund Limited Partnership, a

                Massachusetts limited partnership (the “General Fund”), of which Mark Thompson and Eggert Dagbjartsson are the general partners (the “General Fund General

                Partners”). Voting power with respect to such Units is shared by the General Fund

                General Partners as reporting persons in their capacities as general partners of the

                General Fund.

                See Item 2 below for other required information.

  9    SOLE DISPOSITIVE POWER

                1,202.25 Units are held by Equity Resource Arlington Fund Limited Partnership, a

                Massachusetts limited partnership (the “Arlington Fund”), of which ERI A LLC, a

                Massachusetts limited liability company, is the general partner. Equity Resource

                Investments, LLC, a Massachusetts limited liability company (“ERI LLC”), is the managing member of ERI A LLC. Eggert Dagbjartsson is the manager of ERI LLC.

                Sole dispositive power with respect to such Units is held by Eggert Dagbjartsson as a reporting person in his capacity as the manager of the managing member of the general partner of the Arlington Fund.

                See Item 2 below for other required information.

10    SHARED DISPOSITIVE POWER

                20 Units are held by Equity Resource Brattle Fund Limited Partnership, a

                Massachusetts limited partnership (the “Brattle Fund”), of which James Brooks and

                Eggert Dagbjartsson are the general partners (the “Brattle Fund General Partners”).

                Dispositive power with respect to such Units is shared by the Brattle Fund General

                Partners as reporting persons in their capacities as general partners of the Brattle

                Fund.

                30 Units are held by Equity Resource General Fund Limited Partnership, a

                Massachusetts limited partnership (the “General Fund”), of which Eggert

                Dagbjartsson and Mark Thompson are the general partners (the “General Fund

                General Partners”). Dispositive power with respect to such Units is shared by the

                General Fund General Partners as reporting persons in their capacities as general partners of the General Fund.

                See Item 2 below for other required information.

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,202.25 Units are held by Equity Resource Arlington Fund Limited Partnership, a

                Massachusetts limited partnership (the “Arlington Fund”). 20 Units are held by Equity

                Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership (the

                “Brattle Fund”). 30 Units are held by Equity Resource General Fund Limited Partnership,

                a Massachusetts limited partnership (the “General Fund”).

                James Brooks, in his capacity as a general partner of the Brattle Fund, beneficially owns

                20 Units. Eggert Dagbjartsson, in his capacity as the manager of the managing member of the general partner of the Arlington Fund and a general partner of each of the Brattle Fund and General Fund, beneficially owns an aggregate of 1,252.25 Units. Mark Thompson, in his capacity as a general partner of the General Fund, beneficially owns an aggregate of 50

                Units.

                See Item 2 below for other required information.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.8% of the Units presently outstanding are held by Equity Resource Arlington Fund

                Limited Partnership, a Massachusetts limited partnership (the “Arlington Fund”). Less than 0.1% of the Units presently outstanding are held by Equity Resource Brattle Fund

                Limited Partnership, a Massachusetts limited partnership (the “Brattle Fund”). Less than

                0.1% of the Units presently outstanding are held by Equity Resource General Fund

                Limited Partnership, a Massachusetts limited partnership (the “General Fund”).

                James Brooks, in his capacity as a general partner of the Brattle Fund, beneficially owns less than 0.1% of the Units presently outstanding. Eggert Dagbjartsson, in his capacity as the manager of the managing member of the general partner of the Arlington Fund and a general partner of each of the Brattle Fund and General Fund, beneficially owns approximately 5.0% of the Units presently outstanding. Mark Thompson, in his capacity as a general partner of the General Fund, beneficially owns less than 0.1% of the Units presently outstanding.

                See Item 2 below for other required information.

14

TYPE OF REPORTING PERSON*

                Equity Resource Arlington Fund Limited Partnership            PN

                Equity Resource Brattle Fund Limited Partnership                PN

                Equity Resource General Fund Limited Partnership              PN

                James Brooks                                                                           IN

                Eggert Dagbjartsson                                                                 IN

                Mark Thompson                                                                       IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement relates to certain units of limited partnership interest (the “Units”) of One Winthrop Residential Associates II, A Limited Partnership (the “Issuer”), a Maryland limited partnership with principal offices at c/o One Winthrop Properties, Inc., 7 Bullfinch Place, Suite 500, Boston, MA 02114.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Equity Resource Arlington Fund Limited Partnership (the “Arlington Fund”), Equity Resource Brattle Fund Limited Partnership (the “Brattle Fund”), Equity Resource General Fund Limited Partnership (the “General Fund” and collectively with the Arlington Fund and Brattle Fund, the “Limited Partnerships”), James Brooks, Eggert Dagbjartsson and Mark Thompson (such individuals and the Limited Partnerships are collectively referred to herein as the “Reporting Persons”). This statement on Schedule 13D is filed on behalf of all such Reporting Persons. ERI A LLC is the general partner of the Arlington Fund. Equity Resource Investments, LLC is the managing member of ERI A LLC. Eggert Dagbjartsson is the manager of Equity Resource Investments, LLC. James Brooks and Eggert Dagbjartsson are the general partners of the Brattle Fund. Eggert Dagbjartsson and Mark Thompson are the general partners of the General Fund.

(b) The business address of each of the Reporting Persons and ERI A LLC and Equity Resource Investments, LLC is c/o Equity Resources Group, Incorporated, 44 Brattle Street, Cambridge, Massachusetts 02138.

(c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. The principal business of ERI A LLC and Equity Resource Investments, LLC is providing consulting services in the field of real estate limited partnerships syndicated through private placement offerings. James Brooks’ principal occupation is Chairman of the Board of Equity Resource Group, Incorporated. Eggert Dagbjartsson’s principal occupation is Executive Vice President of Equity Resources Group, Incorporated. Mark Thompson’s principal occupation is President of Equity Resources Group, Incorporated.

(d) During the past five years, none of the Reporting Persons nor ERI A LLC or Equity Resource Investments, LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor ERI A LLC or Equity Resource Investments, LLC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Limited Partnerships is a Massachusetts limited partnership. Each of ERI A LLC and Equity Resource Investments, LLC is a Massachusetts limited liability company. James Brooks, Eggert Dagbjartsson and Mark Thompson are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Limited Partnerships purchased the Units hereby reported for an aggregate of $165,000 cash. The source of such funds was the working capital of the Limited Partnerships.

Item 4. Purpose of Transaction.

The Limited Partnerships are in the business of acquiring investment interests in limited partnerships owning real estate. They acquired the Units that they currently beneficially own for investment purposes. ERI/RES II LLC, ERI/RES II Merger Sub Limited Partnership (the “Merger Sub”) and ERI/RES II GP LLC, affiliates of the Limited Partnerships, have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 21, 2004, with the Issuer and One Winthrop Properties, Inc. and Linnaeus-Hawthorne Associates Limited Partnership, the general partners of the Issuer. The consummation of the transactions contemplated by the Merger Agreement are subject to certain conditions precedent described therein. Upon consummation of the transactions contemplated by, and subject to the terms and conditions of, the Merger Agreement, (i) the general and limited partnership interests in the Merger Sub shall be converted into units of general and limited partnership interest, respectively, in the Issuer and the separate existence of the Merger Sub shall cease and (ii) the units of limited partnership interest in the Issuer (other than units held by affiliates of the Limited Partnerships and units held by limited partners of the Issuer who exercise and perfect their dissenters’ rights) shall be cancelled and extinguished and automatically converted into the right to receive approximately $320 in cash per unit (based upon an $8,000,000 purchase price for 100% of the units of limited partnership interest in the Issuer) and the units of general partnership interest in the Issuer shall be converted into units of special limited partnership interest in the Issuer. Other than as set forth in this Item 4, none of the Reporting Persons nor ERI A LLC or Equity Resource Investments, LLC has any plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) James Brooks, in his capacity as a general partner of the Brattle Fund, beneficially owns 20 Units, representing less than 0.1% of the Units presently outstanding. Eggert Dagbjartsson, in his capacity as the manager of the managing member of the general partner of the Arlington Fund and a general partner of each of the Brattle Fund and General Fund, beneficially owns an aggregate of 1,252.25 Units, representing approximately 5.0% of the Units presently outstanding. Mark Thompson, in his capacity as a general partner of the General Fund, beneficially owns an aggregate of 50 Units, representing less than 0.1% of the Units presently outstanding.

(b) James Brooks, in his capacity as a general partner of the Brattle Fund, shares the power to vote or direct the vote and to dispose of or direct the disposition of 20 of the Units referred to in Item 5(a). Eggert Dagbjartsson, in his capacity as the manager of the managing member of the general partner of the Arlington Fund, has the sole power to vote or direct the vote and to dispose of or direct the disposition of 1,202.25 of the Units referred to in Item 5(a). In addition, Mr. Dagbjartsson, in his capacity as a general partner of each of the Brattle Fund and General Fund, shares the power to vote or direct the vote and to dispose of or direct the disposition of an aggregate of 50 of the Units referred to in Item 5(a). Mark Thompson, in his capacity as a general partner of the General Fund, shares the power to vote or direct the vote and to dispose of or direct the disposition of 30 of the Units referred to in Item 5(a). See Item 2 above for other required information.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Agreement, dated as of October 22, 2004, by and among Equity Resource Arlington Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource General Fund Limited Partnership, James Brooks, Eggert Dagbjartsson and Mark Thompson.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

October 22, 2004

EQUITY RESOURCE ARLINGTON FUND LIMITED PARTNERSHIP

By:	ERI A LLC, its general partner

By:	Equity Resource Investments, LLC, its managing member

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, its manager

EQUITY RESOURCE BRATTLE FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, its general partner

EQUITY RESOURCE GENERAL FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, its general partner

/s/ James Brooks
James Brooks, individually

/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, individually

/s/ Mark Thompson
Mark Thompson, individually